Exhibit 99.1

KANZHUN LIMITED Announces First Quarter 2026 Financial Results

BEIJING, May 20, 2026 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended March 31, 2026.

First quarter 2026 Highlights

•	Total paid enterprise customers[1] in the twelve months ended March 31, 2026 were 7.1 million, an increase of 10.9% from 6.4 million in the twelve months ended March 31, 2025.

•	Average monthly active users[2] for the first quarter of 2026 were 60.9 million, an increase of 5.7% from 57.6 million for the same quarter of 2025.

•	Revenues for the first quarter of 2026 were RMB2,068.8 million (US$299.9 million), an increase of 7.6% from RMB1,923.3 million for the same quarter of 2025.

•	Income from operations for the first quarter of 2026 was RMB623.6 million (US$90.4 million), an increase of 41.8% from RMB439.8 million for the same quarter of 2025. Adjusted[3] income from operations for the first quarter of 2026 was RMB814.6 million (US$118.1 million), an increase of 17.8% from RMB691.5 million for the same quarter of 2025.

•	Net income for the first quarter of 2026 was RMB1,125.8 million (US$163.2 million), an increase of 119.8% from RMB512.1 million for the same quarter of 2025. Adjusted net income for the first quarter of 2026 was RMB856.2 million (US$124.1 million), an increase of 12.1% from RMB763.9 million for the same quarter of 2025.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “We are delighted to report solid results for the first quarter of 2026. Benefiting from continued improvement in recruitment demand during the peak spring recruitment season, as well as sustained user growth driven by deeper market penetration, we saw business momentum accelerate following the Chinese New Year holiday. In March, our monthly active users exceeded 72 million, further reinforcing our industry leadership position.

We remain firmly committed to our AI-driven growth strategy and continue to invest decisively in technological innovation. Recently, our open-sourced Nanbeige 4.1-3B model was ranked jointly No. 1 among sub-4B parameter models by a globally recognized AI evaluation organization, Artificial Analysis, maintaining world-leading performance among model of comparable size. At the same time, we are actively accelerating the application of AI across our service capabilities and user experience. On the job seeker side, our AI assistant continues to expand both the depth and breadth of its service offering. On the enterprise user side, we have made meaningful progress in leveraging AI to support closed-loop service, while our performance-based monetization model continues to unlock growing commercial value.”

Ms. Wenbei Wang, Deputy Chief Financial Officer of the Company, elaborated, “We continued to deliver high-quality sets of financials during the quarter. The structural drivers supporting our revenue growth, including continued user expansion and improving monetization, remained solid and effective. Over the past twelve months, our total paid enterprise customers reached 7.1 million, representing a year-over-year increase of 10.9%. At the same time, supported by strong operating leverage and disciplined execution, our profit margin reached a record high for the same quarter in the Company’s history.

In terms of shareholder returns, year-to-date in 2026, we have repurchased more than 28 million ordinary shares for an aggregate consideration of approximately RMB1.4 billion, representing approximately 3% of our total issued and outstanding shares. This reflects our confidence in the long-term value of our business and our continued commitment to enhancing shareholder returns.”

1	Paid enterprise customers are defined as enterprise users and company accounts from which the Company recognizes revenues for online recruitment services.
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to the Company’s mobile application in a given month at least once.
3	It is a non-GAAP financial measure. For more information about non-GAAP financial measures, please see the sections entitled “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results.”

First quarter 2026 Financial Results

Revenues

Revenues were RMB2,068.8 million (US$299.9 million) for the first quarter of 2026, representing an increase of 7.6% from RMB1,923.3 million for the same quarter of 2025.

•	Revenues from online recruitment services to enterprise customers were RMB2,057.8 million (US$298.3 million) for the first quarter of 2026, representing an increase of 8.2% from RMB1,901.4 million for the same quarter of 2025. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, primarily comprising paid value-added services offered to job seekers, were RMB11.0 million (US$1.6 million) for the first quarter of 2026, decreasing from RMB21.9 million for the same quarter of 2025. The decrease was mainly driven by the optimization of certain value-added features for job seekers since the third quarter of 2025. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Operating cost and expenses

Total operating cost and expenses were RMB1,446.3 million (US$209.7 million) for the first quarter of 2026, representing a decrease of 3.0% from RMB1,491.1 million for the same quarter of 2025. Total share-based compensation expenses were RMB191.0 million (US$27.7 million) for the first quarter of 2026, representing a decrease of 24.1% from RMB251.8 million for the same quarter of 2025.

•	Cost of revenues was RMB298.2 million (US$43.2 million) for the first quarter of 2026, representing a decrease of 4.1% from RMB310.8 million for the same quarter of 2025, primarily due to a decrease in employee-related expenses attributable to enhanced operating efficiency, partially offset by an increase in server and bandwidth cost.

•	Sales and marketing expenses were RMB502.2 million (US$72.8 million) for the first quarter of 2026, representing an increase of 2.2% from RMB491.2 million for the same quarter of 2025, primarily due to an increase in advertising and marketing expenses, partially offset by a decrease in sales employee-related expenses, reflecting improved selling efficiency.

•	Research and development expenses were RMB423.8 million (US$61.4 million) for the first quarter of 2026, remaining relatively flat compared with RMB423.6 million for the same quarter of 2025. The decrease in share-based compensation expenses was offset by increases in cloud service fees and server depreciation expenses.

•	General and administrative expenses were RMB222.0 million (US$32.2 million) for the first quarter of 2026, representing a decrease of 16.4% from RMB265.5 million for the same quarter of 2025, primarily due to a decrease in share-based compensation expenses.

Income from operations and adjusted income from operations

Income from operations was RMB623.6 million (US$90.4 million) for the first quarter of 2026, representing an increase of 41.8% from RMB439.8 million for the same quarter of 2025.

Adjusted income from operations was RMB814.6 million (US$118.1 million) for the first quarter of 2026, representing an increase of 17.8% from RMB691.5 million for the same quarter of 2025.

Interest and investment income, net

Interest and investment income was RMB780.9 million (US$113.2 million) for the first quarter of 2026, representing an increase of 422.3% from RMB149.5 million for the same quarter of 2025. This increase was primarily attributable to investment income of RMB614.1 million arising from fair value changes of investments in an investee company, which completed its initial public offering in January 2026.

Income tax expenses

Income tax expenses were RMB298.9 million (US$43.3 million) for the first quarter of 2026, representing an increase of 293.3% from RMB76.0 million for the same quarter of 2025. This increase was primarily driven by the tax effect of RMB153.5 million associated with the aforementioned investment income, the provision of a top-up tax of RMB15.6 million under the Pillar Two rules and withholding tax of RMB7.6 million, as well as an increase in income from operations.

Net income and adjusted net income

Net income was RMB1,125.8 million (US$163.2 million) for the first quarter of 2026, representing an increase of 119.8% from RMB512.1 million for the same quarter of 2025.

Adjusted net income was RMB856.2 million (US$124.1 million) for the first quarter of 2026, representing an increase of 12.1% from RMB763.9 million for the same quarter of 2025.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2026 were RMB2.49 (US$0.36) and RMB2.44 (US$0.35), respectively, compared to basic and diluted net income per ADS of RMB1.19 and RMB1.16 for the same quarter of 2025.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the first quarter of 2026 were RMB1.91 (US$0.28) and RMB1.87 (US$0.27), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.77 and RMB1.72 for the same quarter of 2025.

Net cash provided by operating activities

Net cash provided by operating activities was RMB1,190.1 million (US$172.5 million) for the first quarter of 2026, representing an increase of 18.6% from RMB1,003.1 million for the same quarter of 2025.

Cash position

As of March 31, 2026, the balance of cash and cash equivalents, short-term time deposits and short-term investments (excluding investments in equity securities) was RMB19,826.5 million (US$2,874.2 million).

Shareholder Return

On March 18, 2026, the Company announced that, subject to the final determination of the Company’s board of directors (the “Board”) and the prevailing market conditions, the Company expects to allocate no less than 50% of the Company’s adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend under the annual dividend policy and share repurchases for each of the next three years starting from 2026.

In addition, on March 18, 2026, the Board approved amendments to the existing share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company’s shares (including ADSs) over the extended term of the program through August 28, 2027.

Outlook

For the second quarter of 2026, the Company currently expects its total revenues to be between RMB2.38 billion and RMB2.42 billion, representing a year-on-year increase of 13.2% to 15.1%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Wednesday, May 20, 2026 (8:00 PM Beijing Time on Wednesday, May 20, 2026) to discuss the financial results.

Participants are required to pre-register for the conference call at: https://register-conf.media-server.com/register/BI1ba2ae89d02b4310adb78e9432a4834b

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB6.8980 to US$1.00 on March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses and net gains from investments in an investee company from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the outlook and quotations from management in this press release contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,901,382	2,057,787	298,316
Others	21,895	11,005	1,595
Total revenues	1,923,277	2,068,792	299,911
Operating cost and expenses
Cost of revenues(1)	(310,808)	(298,216)	(43,232)
Sales and marketing expenses(1)	(491,227)	(502,231)	(72,808)
Research and development expenses(1)	(423,568)	(423,795)	(61,437)
General and administrative expenses(1)	(265,511)	(222,013)	(32,185)
Total operating cost and expenses	(1,491,114)	(1,446,255)	(209,662)
Other operating income, net	7,622	1,093	158
Income from operations	439,785	623,630	90,407
Interest and investment income, net	149,489	780,936	113,212
Foreign exchange (loss)/gain	(569)	779	113
Other (expenses)/income, net	(617)	19,377	2,809
Income before income tax expenses	588,088	1,424,722	206,541
Income tax expenses	(75,994)	(298,946)	(43,338)
Net income	512,094	1,125,776	163,203
Net loss attributable to non-controlling interests	6,040	30,917	4,482
Net income attributable to ordinary shareholders of KANZHUN LIMITED	518,134	1,156,693	167,685
Weighted average number of ordinary shares used in computing net income per share
—Basic	870,991,355	927,657,967	927,657,967
—Diluted	895,586,531	948,092,577	948,092,577
Net income per ordinary share attributable to ordinary shareholders
—Basic	0.59	1.25	0.18
—Diluted	0.58	1.22	0.18
Net income per ADS(2) attributable to ordinary shareholders
—Basic	1.19	2.49	0.36
—Diluted	1.16	2.44	0.35

(1)	Include share-based compensation expenses as follows:

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Cost of revenues	9,611	3,193	463
Sales and marketing expenses	74,237	54,907	7,960
Research and development expenses	88,533	73,140	10,603
General and administrative expenses	79,382	59,738	8,660
Total	251,763	190,978	27,686

(2)	Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,104,917	3,351,820	485,912
Short-term time deposits	6,390,158	5,953,561	863,085
Short-term investments	9,450,244	11,192,402	1,622,558
Accounts receivable, net	33,137	38,644	5,602
Inventories	2,395	2,328	337
Amounts due from related parties	9,241	9,190	1,332
Prepayments and other current assets	365,205	439,837	63,763
Total current assets	20,355,297	20,987,782	3,042,589
Non-current assets
Long-term time deposits	782,460	52,088	7,551
Long-term investments	1,898,178	3,195,515	463,252
Property, equipment and software, net	1,245,022	1,143,606	165,788
Right-of-use assets, net	161,452	132,830	19,256
Intangible assets, net	100,909	96,259	13,955
Goodwill	6,528	6,528	947
Deferred tax assets	18,168	18,708	2,712
Total non-current assets	4,212,717	4,645,534	673,461
Total assets	24,568,014	25,633,316	3,716,050
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	119,966	136,192	19,744
Deferred revenue(1)	3,235,959	3,560,602	516,179
Other payables and accrued liabilities	921,319	1,083,450	157,066
Operating lease liabilities, current	94,016	68,523	9,934
Total current liabilities	4,371,260	4,848,767	702,923
Non-current liabilities
Operating lease liabilities, non-current	64,027	55,073	7,984
Deferred tax liabilities	51,689	188,812	27,372
Total non-current liabilities	115,716	243,885	35,356
Total liabilities	4,486,976	5,092,652	738,279
Total shareholders’ equity	20,081,038	20,540,664	2,977,771
Total liabilities and shareholders’ equity	24,568,014	25,633,316	3,716,050

(1)	Under the PRC value-added tax law effective January 1, 2026, value-added tax related to deferred revenue is generally recognized earlier than previously required. As a result, deferred revenue as of March 31, 2026 decreased by RMB45.6 million from the balance under the prior tax regime.

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net cash provided by operating activities	1,003,109	1,190,103	172,529
Net cash used in investing activities	(678,826)	(1,552,838)	(225,114)
Net cash used in financing activities	(85,994)	(359,335)	(52,093)
Effect of exchange rate changes on cash and cash equivalents	(959)	(31,027)	(4,498)
Net increase/(decrease) in cash and cash equivalents	237,330	(753,097)	(109,176)
Cash and cash equivalents at beginning of the period	2,553,090	4,104,917	595,088
Cash and cash equivalents at end of the period	2,790,420	3,351,820	485,912

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Income from operations	439,785	623,630	90,407
Add: Share-based compensation expenses	251,763	190,978	27,686
Adjusted income from operations	691,548	814,608	118,093

Net income	512,094	1,125,776	163,203
Add: Share-based compensation expenses	251,763	190,978	27,686
Less: Net gains from investments in an investee company(1)	-	(460,567)	(66,768)
Adjusted net income	763,857	856,187	124,121

Net income attributable to ordinary shareholders of KANZHUN LIMITED	518,134	1,156,693	167,685
Add: Share-based compensation expenses	251,763	190,978	27,686
Less: Net gains from investments in an investee company	-	(460,567)	(66,768)
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	769,897	887,104	128,603
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
—Basic	870,991,355	927,657,967	927,657,967
—Diluted	895,586,531	948,092,577	948,092,577
Adjusted net income per ordinary share attributable to ordinary shareholders
—Basic	0.88	0.96	0.14
—Diluted	0.86	0.94	0.14
Adjusted net income per ADS attributable to ordinary shareholders
—Basic	1.77	1.91	0.28
—Diluted	1.72	1.87	0.27

(1)	Represents investment income of RMB614.1 million arising from fair value changes of investments in an investee company, less the related income tax effect of RMB153.5 million, for the three months ended March 31, 2026.